                March 17, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.

Draft Registration Statement on Form F-1

Submitted February 3, 2014

Dear Ms. Block:

This letter sets forth the response of Nordic American Offshore Ltd. (the “Company”) to the comment letter dated February 28, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-1 that was confidentially submitted to the Staff on February 3, 2014 (the “Draft Registration Statement”). The Company has today filed its amended registration statement on Form F-1 to the Staff via EDGAR (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Draft Registration Statement. Page numbers referenced are to the Amended Registration Statement.

General

1.	Please identify the lead underwriter(s) on the prospectus cover page and include the appropriate disclosure in the Underwriting section in your next draft registration statement. Please be advised that depending on the facts and circumstances discussed in your response, we may defer our review of any amendment that does not name the lead underwriter(s).

In response to the Staff’s comment, the Company has listed the names of the expected underwriters, including the lead underwriter, on the cover page of the Amended Registration Statement.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that if any written materials or research reports are prepared, published or distributed as permitted under the Jumpstart Our Business Startups Act (the “JOBS Act”) prior to the effectiveness of its registration statement on Form F-1, the Company undertakes to provide such materials to the Staff on a supplemental basis. As of the date hereof, no such materials have been prepared, published or distributed.

3.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company advises the Staff that prior to printing and distribution of the preliminary prospectus, it will provide the Staff with mock-ups of any pages that include any pictures or graphics and, if any, the accompanying captions.

Prospectus Cover Page

4.	Please explain the reference to “Exchange Shares” in the fourth paragraph or revise to indicate that you are referring to your common shares.

In response to the Staff’s comment, the Company has revised the reference to “Exchange Shares” to indicate that it is referring to its common shares in the fourth paragraph of the prospectus cover page.

Prospectus Summary, page 1

5.	In the first paragraph, please remove the statement that the summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in the prospectus. If you provide a summary, it should be a complete summary.

In response to the Staff’s comment, the Company has removed the statement that the summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in the prospectus.

6.	In the second paragraph, please also indicate that you use the term “NAO” to refer to the Company throughout the document as well.

In response to the Staff’s comment, the Company has indicated that the term “NAO” refers to the Company throughout the document.

Our Business, page 1

7.	Please briefly explain in the opening paragraph why you believe that an increase in the order book for drilling rigs may create more opportunity for PSVs.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Amended Registration Statement to explain why an increase in the order book for drilling rigs may create more opportunity for PSVs.

8.	Please remove the ticker symbol from the third paragraph of this section.

In response to the Staff’s comment, the Company has removed the ticker symbol of Nordic American Tankers Ltd. from the third paragraph under “Our Business” on page 1 of the Amended Registration Statement.

Our Relationship, page 2

9.	Please further balance the disclosure here regarding the relationship you have with NAT to explain that it consists of NAT having a 26% ownership interest in you and that there are no other agreements or advise. The relationship with NAT should be clearly explained. Similarly revise under “Our Relationship,” page 34.

In response to the Staff’s comment, the Company has revised the disclosure regarding the relationship the Company has with NAT under “Our Relationship with Nordic American Tankers Limited” on page 2 and page 49.

10.	Please briefly explain here what you mean by your operations are managed by your management team and “members of the NAT Group of Companies.”

The Company’s operations are managed by Scandic American Shipping Ltd. (“Scandic”), which is a subsidiary of NAT and a part of the NAT Group of Companies. Scandic provides all general and administrative services including all services relating to capital market activities. Scandic is also providing us with commercial management services until the Company hires a new chief executive officer and chartering manager. Upon the appointment of these officers, the Company plans to have management provide our commercial management services.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 49 of the Amended Registration Statement.

Our Fleet, page 2

11.	Please revise the table by clarifying which vessels operate under time charters and the expiration date of those charters. Revise the table on page 36 in this manner as well.

In response to the Staff’s comment, the Company has revised the table clarifying which vessels operate under time charters and the expiration date of those charters under “Our Fleet” on page 3 and page 51 of the Amended Registration Statement.

Competitive Strengths, page 3

12.	Please disclose the source of industry data cited in this section.

The industry data is based on the Company’s knowledge of the industry.

13.	Please provide us with support for your statement in the last full paragraph on page 3 that your charters are “high quality” and briefly describe the characteristics that make them so.

The Company views major oil companies, such as Statoil Petroleum AS, as “high quality” charterers. In response to the Staff’s comment, the Company has removed the term “high quality” and revised the disclosure to refer to “major oil companies” on page 5 and page 50 of the Amended Registration Statements.

Our Business Strategies, page 3

14.	Please remove the subjective characterization of a “strong” balance sheet from the fifth paragraph on page 4 or provide context for this characterization in light of the industry in which you operate. Additionally, please briefly explain what you consider a “moderate use” of leverage.

In response to the Staff’s comment, the Company has removed the characterization of a “strong” balance sheet under “Our Business Strategies” on page 5 and page 51. The Company has also revised its disclosure under the headings “Our Business Strategies – Maintain a balance sheet with moderate use of leverage” to clarify that the Company intends to maintain moderate levels of leverage in an amount not to exceed approximately 20% of the carrying value of the Company’s vessels, collateralizing its indebtedness on a consolidated basis. The Company has made conforming changes elsewhere in the Amended Registration Statement.

Expanding our Fleet, page 4

15.	Please disclose here Ulstein’s ownership percentage in your stock or advise.

Ulstein Shipping AS (“Ulstein”) owns approximately 4% of the Company’s outstanding common shares. In response to the Staff’s comment, the Company has added this disclosure on page 5 and page 50 of the Amended Registration Statement.

Recent and Other Developments, page 4

16.	With respect to the credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB, please disclose the interest rate and maximum potential commitment fee payable on undrawn amounts. Similarly revise under “Liquidity and Capital Resources,” at page 30.

Amounts borrowed under the credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB bear interest at an annual rate equal to LIBOR plus a margin of 2.50% and the Company pays a commitment fee of 1.00% on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $600,000. In response to the Staff’s comments, the Company has added this disclosure under “Liquidity and Capital Resources,” at page 42 of the Amended Registration Statement.

17.	In this regard, please file the agreement evidencing the credit facility as an exhibit to the registration statement.

In response to the Staff’s comments, the Company has filed the credit facility as an exhibit to the Amended Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 8

18.	We note in the first paragraph on page 8 the reference to forward-looking statements “as defined by U.S. federal securities laws.” Please revise here to remove the implication that you may rely on the statutory safe harbor for forward-looking statements, which excludes statements made in connection with initial public offerings and exchange offers.

In response to the Staff’s comments, the Company has revised its disclosure regarding forward-looking statements and removed the reference to U.S. federal securities laws under “Cautionary Note Regarding Forward-Looking Statements” on page 12 of the Amended Registration Statement.

Risk Factors, page 9

We rely on the oil and gas industry, page 9

19.	Please explain in this risk factor where in the demand cycle the oil and gas industries currently are.

The oil and natural gas industry is in a state of recovery since the global economic downturn experienced in 2008 and the level of offshore exploration for oil and natural gas has not reached pre-2008 levels. In response to the Staff’s comments, the Company has revised the disclosure under this risk factor on page 13 of the Amended Registration Statement.

Risks Related to Our Relationship with NAT and its Affiliates, page 19

Our relationship with NAT may cause a conflict of interest, page 19

20.	Please discuss in greater detail the potential conflicts of interest because of your relationship with NAT and describe the attendant risks. Please also balance the discussion of your relationship with NAT on page 2 accordingly.

Upon further consideration, the Company does not foresee any potential for a conflict of interest between NAT and itself due to the fact that the two companies work in different industries. The duties performed by PSV’s and by Suezmax tankers, which is the exclusive vessel type owned by NAT, do not overlap and these vessels will not compete for similar charter business. As such is the case, the Company has deleted the risk factor from the Amended Registration Statement.

21.	In this regard, we note that you acquired your initial fleet from a subsidiary of Ulstein Shipping AS, which appears to be a related party. Please add a risk factor discussing the potential conflicts of interest because of your relationship with Ulstein and describe the attendant risks. Please also include the appropriate disclosure in the related party transactions section on page 50 or tell us why this is not appropriate.

Item 7 of the Form 20-F requires, among other things, the disclosure of related party transactions between the Company and enterprises that control, or are controlled by, or are under common control with, the Company or enterprises that directly or indirectly have an interest in the voting power of the Company that would give them significant influence over the Company.

Ulstein holds approximately 4% of the outstanding common shares of the Company and does not have the type of control or influence over the Company described above to be characterized as a related party. Ulstein is also not otherwise controlling or under common control with NAO. Since Ulstein does not fulfill the requirements of a related party, the Company believes that the transactions with Ulstein should not be included in the related party transactions of the Amended Registration Statement.

Furthermore, Ulstein is a shipbuilding company and NAO is a ship-owning company and both companies operate in different businesses.

Risks Relating to Our Common Stock, page 21

We are incorporated in the Marshall Islands, page 21

22.	We are aware of the absence of bankruptcy statutes in the Republic of the Marshall Islands. Please add a risk factor describing the risks of delay in bankruptcy proceedings or the potential that shareholders and creditors may be limited in their rights of recovery through bankruptcy proceedings.

The Company supplementally advises the Staff that it believes that the lack of a bankruptcy statute in the Marshall Islands presents no material risk to investors. In particular, the Company does not believe the lack of a bankruptcy statute introduces any material risk of delay of bankruptcy proceedings or the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. In the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of another country having jurisdiction over the Company would apply.

Use of Proceeds, page 23

23.	We note that you contemplate using a portion of the net proceeds of the offering for newbuild vessel capital expenditures and vessel acquisitions. Please describe here any newbuild vessel capital expenditures or vessel acquisitions for which you intend to utilize all or a portion of the offering proceeds. To the extent any acquisitions are from related parties, please disclose this and how the cost to you will be determined. If the proceeds of the offering are anticipated to be less than the acquisition costs of additional vessels, please discuss the source of funds to complete these acquisitions. Refer to Item 3.C of Form 20-F.

The Company has entered into two memoranda of agreement with Blue Ship Invest AS for the purchase of two platform supply vessels that are currently being constructed and are to be delivered by January 2015, at the earliest, for a purchase price of approximately $44 million each.

In response to the Staff’s comments, the Company has revised the disclosure under “Use of Proceeds” page 31 to include a description of the amount of the proceeds collected from the offering that is contemplated to be used towards the costs of the newbuilding vessels. The Company does not anticipate the proceeds of the offering to be less than the acquisition costs of the additional vessels.

Please note that the Company does not consider Blue Ship Invest AS, which is a subsidiary of Ulstein, to be a related party. Please see the Company’s reply to Comment 21.

Capitalization, page 24

24.	Please revise to disclose what transactions will be reflected in the column labeled “As further Adjusted.” If this column is to give effect to the issuance of common shares, please clarify whether the midpoint of the price range will be used in your calculations, or, alternatively, explain why a different basis might be used.

In response to the Staff’s comments, the Company has added disclosure under “Capitalization” on page 32 of the Amended Registration Statement to indicate that the “As further adjusted” column will give effect to the issuance of common shares and that the midpoint of the price range will be used for the Company’s calculations.

Management’s Discussion and Analysis, page 29 Critical Accounting Policies, page 29

Impairment of Long-Lived Assets, page 30

25.	In light of the significant amount of vessels acquired subsequent to the date of the audited balance sheet included in the filing, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze your vessels for impairment under the guidance in ASC 360-10-35. Specifically, please revise to discuss the methods and significant assumptions used by management to determine the fair value of the vessels for purposes of your impairment analysis.

In response to the Staff’s comments, the Company has revised the critical accounting policies and estimates section to include a more thorough discussion of how the Company analyzes our vessels for impairment “Impairment of Long-Lived Assets” on page 41 of the Amended Registration Statement.

26.	We note your disclosures on pages 11 and 15 regarding the fact that the market values of your vessels may fluctuate significantly due to fluctuations in market charter rates. We also note the disclosure on page 11 and elsewhere in the filing which indicates that if the fair market values of your vessels decline, you may not be in compliance with certain covenants in your Credit Facility and other debt agreements that you may enter into. Given the susceptibility of your vessels to significant fluctuations in their market values, please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for any vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as of December 31, 2013, the estimated market value of each of its vessels is greater than its carrying value. The Company has revised the disclosure on page 41 of the Amended Registration Statement to include a statement to this effect. In this situation, the Company respectfully submits that the expanded disclosure suggested by the Staff, including a table providing disclosure by vessel, would not be meaningful to investors, as there is no potential impairment charge.

27.	We note from the discussion on page 5 that you qualify as an emerging growth company and have chosen to opt out of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies. We also note your disclosure indicating that Section 107 of the JOBS Act provides that your decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Please include similar disclosures in the Critical Accounting Policies section of MD&A.

In response to the Staff’s comments, the Company has included the disclosures described above under the “Critical Accounting Policies” section of MD&A on page 39 of the Amended Registration Statement.

Liquidity and Capital Resources, page 30

28.	We note your disclosure on page 30 indicating that you have the option to acquire a newbuilding contract from Blue Ship Invest AS, or BSI, for the construction of one PSV at the Ulstein shipyard, which expires on February 1, 2014. Please revise to indicate whether you have exercised the option to acquire this newbuilding and disclose the exercise price associated with this newbuilding if it has been exercised. Also, to the extent that you have exercised your option to acquire this newbuilding, please disclose your planned funding source for the acquisition of this vessel.

The Company did not exercise the option to acquire a newbuilding contract from BSI described above. However, the Company has entered into two memoranda of agreement (“MOAs”) with BSI for the purchase of two platform supply vessels that are currently being constructed and are to be delivered by January 2015, at the earliest, for a purchase price of approximately $44 million each. The Company intends to finance these purchases with proceeds from the offering or from borrowings under its credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB.

In response to the Staff’s comment, the Company updated the information found under the “Liquidity and Capital Resources” section on page 41 and the Company has made conforming changes elsewhere in the Amended Registration Statement.

Expected Break-Even Rates, page 32

29.	We note from your disclosure in the first paragraph on page 32 that you expect your cash break-even rate to be about $12,000 per day. We also note that this is based on your budget for vessel operating expenses of $10,000 per day, and estimated general and administrative costs and financial expenses of approximately $2,000 per day. Please tell us and revise your disclosure on page 32 to explain in further detail the methods and significant assumptions used to estimate your vessel operating expenses of $10,000 per day and your administrative and financial expenses of $2,000 per day.

The estimate of $10,000 per day for vessel operating expenses are based upon budgets that were provided to the Company by Remøy Shipping AS and Atlantic Offshore, which currently provide technical management services and commercial management services for three vessels in the Company’s fleet. The estimate of $2,000 per day for administrative and financial expenses is based upon fees related to salaries administrative personnel, technology costs, advertising costs, travel costs and other normal administrative costs.

In response to the Staff’s comment, the Company has revised its disclosure under “Expected Break-Even Rates” on page 43 of the Amended Registration Statement to include the more detailed description provided above.

Industry and Market Conditions, page 33

30.	Please provide us with a copy of the relevant portion of the materials attributed to Pareto Securities AS. Please also clarify which portions of the discussion in this section are attributed to Pareto Securities and which portions, if any, are your beliefs.

This entire section are the Company’s beliefs.

31.	Much of the discussion in this section provides comparative industry conditions from 2013 to 2012, which appears to have been a down year for the industry, particularly in the North Sea. Accordingly, please expand your discussion of industry conditions and place current industry and market conditions in context over a longer term or advise. We note by way of example your disclosure on page 3 that PSV utilization rates remain below the peak utilization rates in 2007.

In response to the Staff’s comment, the Company has included additional analysis, which expands the discussion of industry conditions and places current industry and market conditions in context over a longer term on page 45 of the Amended Registration Statement.

32.	Please explain the reasons for the decline in North Sea operations in 2012 and discuss the reasons why you believe demand in this region has improved in 2013.

In response to the Staff’s comment, the Company has included additional analysis which explains the decline in North Sea operations in 2012 and provides reasons for the increased demand in this region in 2013 on page 46 of the Amended Registration Statement.

33.	Please describe in greater detail the specifications for PSVs operating in harsh climates such as the North Sea and discuss how this influences pricing for specialized PSV newbuilds. Please also discuss whether trends in the orderbook for PSVs discussed in this section are representative for trends in the orderbook for specialized PSVs.

The Company believes PSVs that are designed to operate in the North Sea differentiate themselves from other vessels that operate globally in a number of ways. First, operations in the North Sea generally require larger PSVs, typically PSVs that are greater than 3,500 dwt, due to the harsh environment in the North Sea, which contains large waves that are challenging for smaller vessels. Secondly, there are higher safety requirements for vessels that operating in the North Sea, which results in greater technological equipment included on the vessels such as more advanced dynamic positioning capabilities. Other requirements and preferences related to vessels that operate in the North Sea include more single cabins, greater oil recovery capabilities, greater standby capabilities and more advanced fire-fighting capabilities. Furthermore, vessels operating in the North Sea usually have the highest quality equipment providers, which may further differentiate them from globally operational vessels. These differences tend to increase the price of PSV newbuilds designed to operate in the North Sea when compared to vessels not designed for harsh climates.

The Company believes trends discussed in the Draft Registration Statement are indicative of trends in the orderbook of specialized PSVs because North Sea PSVs are typically constructed at Norwegian or European yards and currently only 9% of the European PSV fleet was built outside of Europe. This is a result of the fact that vessels constructed in other parts of the world generally do not meet the requirements of Norwegian charterers, including vessel specifications and the necessary quality level for the equipment. As such, the most relevant indicator for growth in supply of PSVs in the North Sea is the European newbuild orderbook, which is currently at an eight year low.

In response to the Staff’s comment, the Company has revised its disclosure under “Industry and Market Conditions” on page 45 of the Amended Registration Statement to include the more detailed description provided above.

34.	Please explain the reasons why demand for and growth in PSVs appears to deviate from and is outpaced by growth in rig counts.

The nominal growth in the PSV fleet is in fact higher than that of the rig fleet, however, relative growth is higher for the rig fleet. The reason the rig orderbook is at an all-time high is because the rig market has experienced a period of abnormally high profitability, which has spurred further rig orders. As the PSV market has not experienced the same period of abnormal profitability, this has dampened the demand to build new vessels and combined with the rig orderbook, the Company believes this indicates that the demand for PSVs should rise going forward.

Business, page 34

History and Development of the Company, page 34

35.	We note that you anticipate expanding to areas outside of the North Sea and Barents Sea “in the longer term.” Please disclose the anticipated time frame for expanding your operations to West Africa, the Gulf of Mexico, or Brazil. If you have not determined a time frame for expansion, briefly discuss the factors and considerations that you expect will influence your decision whether and when to expand.

The Company currently has a five year horizon to consider expanding outside of the North Sea and the Barents Sea. The main factors for the Company’s expansion will be its level of success operating vessels in the North Sea and the Barents Sea and the market conditions and global demand for PSVs.

In response to the Staff’s comment, the Company has added disclosure about the anticipated time frame for a possible expansion and the main factors for that expansion under the “History and Development of the Company” section on page 48 and made conforming changes elsewhere in the Amended Registration Statement.

Board of Directors and Executive Compensation, page 49

36.	We note that you currently have employment agreements with your Executive Chairman and CEO and Chief Financial Officer to be paid an aggregate amount of $350,000 per year. We also note that each of your non-executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors. If compensation expense to be paid to these parties following the completion of the offering is expected to materially impact your results of operations, please revise MD&A to discuss the expected expenses to be paid and expensed in your financial statements in connection with these arrangements following the completion of your planned offering.

The Company does not expect the compensation expense to be paid to these parties following the completion of the offering to materially impact the Company’s results of operations.

Certain Relationships and Related Party Transactions, page 50

37.	Please disclose the amount of the annual management fee payable to Scandic American Shipping Ltd.

In response to the Staff’s comment, the Company has added disclosure about the amount of the annual management fee payable to Scandic American Shipping Ltd. under the “Certain Relationships and Related Party Transactions” section on page 67 of the Amended Registration Statement.

38.	We note from the discussion on page 50 that during November 2013 you issued and sold 4,333,566 common shares to NAT for $65 million as part of the Private Placement. As NAT was your principal shareholder at the time of this transaction, please revise the notes to your financial statements to disclose the number of shares issued to NAT and the related proceeds received by the Company as part of the Private Placement. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

In response to the Staff’s comment, the Company has revised Note 6 to its financial statements to disclose the number of shares issued to NAT and the related proceeds received as part of the Private Placement on page F-12.

Security Ownership of Certain Beneficial Owners and Management, page 51

39.	Please name the natural person or persons who exercise voting power and investment power over the common shares held by each of the listed beneficial owners.

In response to the Staff’s comment, the Company has included the natural person or persons who exercise voting power and investment power over the common shares held by each of the listed beneficial owners under “Security Ownership of Certain Beneficial Owners and Management” section on page 68.

Taxation, page 59

Passive Foreign Investment Company Status, page 60

40.	The disclosure does not appear to indicate whether or not you believe you currently are a PFIC or if you anticipate being treated as one in the future. Please revise or advise. Similarly, please revise the related risk factor disclosure, as may be applicable.

In response to the Staff’s comment, the Company has revised its disclosure about the Company’s PFIC status and explained that it does not believe that it will be treated as a PFIC for any taxable year since the Company does not anticipate that the required portion of its gross income or its corporate assets will qualify as “passive income” as described on page 80 and supplementally revised the risk factor on page 30 of the Amended Registration Statement.

Audited Financial Statements

41.	Please revise to disclose your fiscal year end.

In response to the Staff’s comment, the Company has included disclosure for its fiscal year end of December 31, 2013.

Note 2. Summary of Significant Accounting Policies, page F-4

42.	Please revise Note 2 to disclose your planned accounting policy for drydocking expenditures associated with your vessels. Your discussion in the Critical Accounting Policies of MD&A should be similarly revised.

In response to the Staff’s comment, the Company has revised Note 2 and the section entitled “Critical Accounting Policies” on page 39 (drydocking section), to disclose its planned accounting policy for drydocking expenditures associated with the Company’s vessels.

Note 3. Shareholders’ Equity, page F-5

43.	We note the disclosure indicating that in connection with your private placement, approximately 833,333 warrants were issued to NAT with an exercise price of $15 per share. We also note that the warrants vest in 20% increments at each 10% increase in the volume weighted average price or VWAP, of your common shares between increases of 25% to 65% and the VWAP must be above an exercise level for a minimum of 10 business days with a minimum trading volume of $2.0 million above exercise levels. Please tell us and revise Note 3 to explain how you are valuing and accounting for the warrants issued to NAT in connection with the private placement transaction.

The fair value of the warrants has been determined based on the Black-Scholes valuation model with the significant non-observable input being the volatility in the stock and the probability of increase in the VWAP. The volatility has been determined by analyzing nine comparative companies in the PSV segment over a period of ten years. The probability of meeting the exercise requirements, including number of business days and trading volume, has been qualitatively considered by management. In addition to using the Black-Scholes valuation model, a dilution adjustment factor has been applied.

The warrants are classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by the Nordic American Tankers Group in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0. In response to the Staff’s comment, the Company has revised Note 2 and Note 3 in the Amended Registration Statement to include this explanation of how it is valuing and accounting for the warrants.

Note 4. Subsequent Events, page F-6

44.	Given that the vessels Blue Thunder, Blue Guardian and Blue Protector were delivered to the Company in December 2013, please explain why depreciation of these vessels will not commence until January 2014. If the vessels were not placed into service until January 2014, please revise Note 4 to clearly disclose this.

In response to the Staff’s comment, the Company has revised Note 4 to disclose the depreciation of its vessels for the period from acquisition to December 31, 2013.

45.	We note from the disclosure included in Note 4 that three of the six vessels acquired from Blue Ship Invest AS were employed on time charter contracts prior to the delivery. We also note that NAO entered into direct agreements with the sellers and the charterers for the assumptions of the charters, called a novation agreement in connection with the vessel acquisitions. Given that these vessels were acquired along with their related charters, please explain to us and in the disclosures provided in MD&A and the notes to your financial statements, why management believed the acquisitions of these vessels did not represent the acquisition of a business pursuant to the guidance outlined in ASC 805-55-4 through 805-55-9. As part of your response and your revised disclosures, please explain the various facts and circumstances considered by management in determining that the acquisition of these vessels and related charters did not represent the acquisition of a business.

In response to the Staff’s comment, the Company evaluates the vessels upon acquisition to determine whether such vessels meet the definition of a business under ASC 805, Business Combinations. To date, the Company has concluded that each vessel acquisition, regardless of whether it was acquired with a time charter agreement in place, was the acquisition of an asset accounted for as an asset acquisition under ASC 800-50, Business Combinations – Related Issues rather than a business combination in accordance with ASC 805-10 through 850-30, Business Combinations (“The Codification”). Consistent with the Company’s conclusion to account for the purchases of vessels as asset acquisitions, the Company capitalized the acquisition costs incurred for each vessel of approximately $30,000.

In a business combination, the net assets acquired (if the acquisition is of net assets) or the entity over which control is obtained (if the acquisition is of equity interests) must constitute a business. The Codification defines a business as follows:

An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805-10-55-4 through 55-9 also provide implementation guidance to help entities identify what constitutes a business. The Company considered each of the elements of a business as described under the guidance as follows:

(i)	Paragraph 55-4 and 55-5

a) Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, and the ability to obtain access to necessary materials or rights, and employees.

A Platform Supply Vessel (“PSV”) is an input that is an economic resource in the form of a long-lived asset that has the ability to create outputs when processes are applied to it in the form of strategic, operational and resource management processes. No intellectual property was identified or transferred by the seller as part of the acquisition. No employees of the seller were included as part of the transaction. The vessel crews are employed by the technical manager, not the seller.

b) Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.

The Company does not believe that any strategic management processes existed for the vessels or were transferred during the acquisition. Based on the publicly available information, the seller’s business focuses on building and selling completed PSVs. The seller is not in the business of operating a fleet of PSVs. The strategic processes required to operate a PSV business include developing charter strategies, developing relationships with customers, supervising of each vessel’s operations to ensure compliance with the charter agreement and the Company’s operational strategies, and establishing financing.

The Company considers the activities performed by commercial management an operational process that is required to operate a PSV business. Commercial management processes include, but are not limited to, the management of relationship with charterers, invoicing customers, collecting, supervision of technical managers’ effectiveness and ensuring the strategic direction provided by the Company is followed. Upon acquisition, a formal commercial manager or equivalent did not exist. The Company reached an agreement with Scandic American Shipping Ltd., a related party to the Company, after acquiring the vessels to perform many of the functions that a commercial manager would typically perform. The Company is also in the process of hiring a management team to provide oversight and leadership of the commercial management processes required to operate the business.

The Company considers time charters to represent an executory contract between the vessel owner and the charterer, and does not constitute a process in itself. Three of the six vessels had time charters at the time of delivery. Upon acquisition, NAO entered into separate agreements directly with the charterers, as the purchase of the vessels does not transfer the charter, which is considered a service contract, without the charterer’s consent. Consistent with the three vessels obtained with charters, the seller often charters out the vessel if it is completed before a buyer is identified in order to avoid the costs associated with an idle vessel. According to publicly available information, the seller, Ulstein Group has been building and selling vessels since 1917 and does not have strategic plans to operate completed PSV vessels. The charters have limited duration compared to the useful life of a PSV. Thus, the Company does not believe that the time charters that were reached via separate agreements upon acquisition represent significant assets or processes that were transferred with the acquisition of the vessels for which time charters existed. The three remaining vessels were free of charter at the time of delivery.

The Company considers a technical management agreement to be a resource management process as the contracts provide crews to operate the vessels. Technical management contracts existed for all six of the vessels acquired. Upon acquisition, NAO entered into separate agreements directly with the technical managers, as the purchase of the vessels does not transfer the technical management contracts without the consents of the technical manager and the charterer. However, the Company considers the technical management contracts to be a commodity as the managers are only employed to carry out the strategic initiatives of the Company’s decision makers. Thus, the Company does not consider the technical management agreements to be significant processes that were transferred with the acquisition of the vessels. In addition, the technical managers that were operating the vessels upon acquisition have been put under the supervision of Scandic American Shipping Ltd., a related party, to ensure compliance with the strategic initiatives of the Company. Considerations in changes of technical managers are an inherent process in the supervision of technical managers. In February 2014, the contracts with one of the technical managers were terminated.

c) Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company interprets the guidance in ASC 805-10-55-5 to say that to qualify as a business an acquired set of activities must have two elements, inputs and processes. A business may also have outputs, but outputs are not an essential element of a business. That guidance also says that a business need not include all of the inputs or processes that the seller used in operating that business. The Company interprets that the guidance to indicate that an acquired set must include some or at least one process used to generate outputs to qualify as a business.

In those situations where a time charter is in place at acquisition of the vessels, the Company does not assume the existing time charter as part of the purchase. The Company negotiates with the charterer to enter into a separate direct agreement. As such, the Company was unable to identify any outputs that were the result of processes applied to the inputs that were acquired with the vessels.

(ii)	Paragraph 55-6

The nature of the elements of a business varies by industry and by the structure of an entity’s operations (activities), including the entity’s stage of development. Established businesses often have many different types of inputs, processes, and outputs, whereas new businesses often have few inputs and processes and sometimes only a single output (product). Nearly all businesses also have liabilities, but a business need not have liabilities.

As noted above the Company did not identify any processes that were transferred from the seller with the vessels. The processes described above were established by the Company upon acquisition. In addition, the existing liabilities of the seller were not transferred with the acquisition of the vessels. The Company considered this further support for the conclusion that the Company did not acquire a business.

(iii)	Paragraph 55-7

An integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set is a business.

At the time of the acquisition of the Initial Fleet the Company was in the development stage. However, the inputs, processes, and outputs of the Company are well established through management’s previous experience in the industry. Thus, the Company believes that this guidance is not relevant to the conclusion.

(iv)	Paragraph 55-8

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

Consistent with shipping industry practice, historical financial due diligence is not conducted when vessels are acquired. Our vessels, like most vessels, were acquired under a standardized agreement, known as a memorandum of agreement, or MOA, which among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society (physical condition) records. As such, the Company does not believe that any market participant would use the existing operations as a basis for making investment decisions. Furthermore, a market participant would not be capable of conducting or managing the vessels as a business without providing similar strategic, operational and resource management processes described above. The Company considered this further support for the conclusion that the Company did not acquire a business.

(v)	Paragraph 55-9

In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

No goodwill arose from the acquisition, as the acquisition price is based on the technical value of the vessel only.

As a result of all of the considerations above, the Company has concluded that its acquisitions of vessels, regardless of whether there was a time charter in place at acquisition, represented asset acquisitions rather than business combinations.

The Company has added disclosure under the MD&A section on page 40 and under Note 4 of its financial statements in the Amended Registration Statement with a similar explanation provided herein.

46.	Please revise the notes to your financial statements to disclose the significant terms of the charter contracts that were acquired in connection with the acquisition of the vessels and also any charter contracts that were entered into subsequent to your acquisition of the vessels.

In response to the Staff’s comment, the Company has revised the notes to its financial statements to disclose the significant terms of the existing charter contracts in the Amended Registration Statement.

Other

47.	We note from the disclosures included in the notes to your financial statements that various material events have occurred following the balance sheet date that are not reflected in the audited balance sheet as of October 17, 2013. For example, we note that the Company completed a private placement of 16,666,666 common shares for gross proceeds of approximately $250 million, acquired six vessels from Blue Ship Invest AS for an acquisition price of $265.7 million and obtained a $60 million revolving credit facility from a syndicate of lenders of which $30 million in borrowings were outstanding. Given the significance of these events and transactions in relation to the audited balance sheet for the registrant that has been included in the filing, please revise to include a pro forma balance sheet giving effect to these transactions pursuant to the guidance outlined in Rule 11-01(a)(8) of Regulation S-X. The pro forma balance sheet should be accompanied by detailed footnote disclosures explaining the nature and significant terms of the various transactions that have been reflected in the pro forma balance sheet presentation.

The Company advises the Staff that it has provided audited financial statements for the period from inception (October 17, 2013) to December 31, 2013 in the Amended Registration Statement. As the events and transactions noted in the Staff’s comment are already reflected in the historical balance sheet (other than the acquisition of the three vessels in January 2014 and the current use of our Credit Facility), the Company believes that the pro forma balance sheet and related footnote disclosures are no longer required.

With respect to the acquisition of the three vessels in January 2014, the Company has accounted for these as acquisitions of assets as further discussed in the response to comment 45 above. With respect to drawn amounts on our Credit Facility this has been disclosed in the Amended Registration Statement and in Note 8 to our financial statements. As a result, the Company believes that Regulation S-X Article 11 pro formas are not required.

48.	We note from the disclosure included on page 29 and elsewhere in the filing that the Company has issued and sold 16,666,666 common shares in a Norwegian private transaction exempt from registration under the Securities Act for proceeds of $243.5 million. If as a result of this transaction, financial information reporting revenues and income for an annual or interim period more current than otherwise required by Item 8 of Form 20-F is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in the registration statement. Please advise or revise as appropriate.

The Company has not made available to any shareholders, exchanges, or others in any jurisdiction, more current financial information than what has been added to the Amended Registration Statement.

49.	Please provide a currently dated consent from the independent registered public accountants in upon filing of your Form F-1 registration statement.

In response to the Staff’s comment, the Company has provided a currently dated consent from Deloitte AS, as an exhibit to the Amended Registration Statement.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe